April 14, 2005


via facsimile and U.S. mail

Mr. Lewis E. Walde
Chief Financial Officer
Hecla Mining Company
6500 N. Mineral Drive, Suite 200
Coeur d`Alene, Idaho 83815



	Re:	Hecla Mining Company
		Form 10-K, Filed March 16, 2005
		File No. 001-08491

Dear Mr. Walde:

      We have reviewed the above filing and have the following comments. Our review has been limited to the areas commented on below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the year ended December 31, 2004

Business and Properties, page 1

		Glossary of Certain Terms, page 20

1. Indicate how you calculate the "weighted average prices" used in your definition of "Proven and Probable Ore Reserves." Explain why the prices differ for location. Note that the staff encourages issuers to use a three year average.
 		Operating properties, page 23

2. In your description of your mines, disclose the mining systems used at each mine, and the relative cost of those systems versus other mining systems used in underground mines.

3. Associated with each of your reserve tables:
* Disclose if you had a third party audit or reviewed your reserve estimates within the last three years.
* If you have not had any third party reviews during that time period, disclose that fact.
* Supplementally provide a copy of all third party reviews or audits of your reserves for developed and undeveloped properties within last three years.

Management`s Discussion and Analysis, page 52

Reconciliation of Total Cash Costs (non-GAAP) to Cost of Sales and Other Direct Production Costs (GAAP), pages 67-69

4. We note that you are providing a reconciliation between the non-
GAAP measure you present as "Total cash cost per ounce produced" to
"Cost of sales and other direct production costs" for your gold and silver operations, as well as for each of your individual silver operating properties. As we are unable to determine how the schedules you present reconcile directly to the line item presented in your Consolidated Statements of Operations and Comprehensive Income (Loss), please provide us with a detailed analysis of how you have complied with the requirements of Item 10(e) of Regulation S-K and/or Regulation G. In addition, support your use of "Cost of sales and other direct production costs" as the most directly comparable financial measure. In this regard, we believe that it would be more appropriate to reconcile to an amount that is fully burdened with depreciation, depletion and amortization related to the production of ore consistent with SAB Topic 11:B.

5. In footnote (3) to your non-GAAP reconciliation, you indicate that you treat gold as a by-product at the San Sebastian unit. We note, however, that gold revenue represented between 45% - 50.1% of your total revenues at this unit for 2002 - 2004. Based on these percentages, please tell us why you consider gold to be a by-product of the San Sebastian unit for accounting purposes rather than a co-product. We also note your disclosure in MD&A on page 56, "For the years ended December 31, 2004 and 2003, gold by-product credits were approximately $6.61 per silver ounce and $4.35 per silver ounce, respectively." Please add disclosure in both your MD&A and non-GAAP reconciliation to make clear the dollar amount of gold by-product that you are crediting to "Cost of sales and other direct production costs." Additionally, expand your accounting policy to disclose how you classify by-product revenue and the amount of such revenue for each period reported.
Critical Accounting Policies, page 73

		Revenue Recognition

6. You state that your revenue recognition policy with respect to sales of metal products sold directly to smelters is to record the transaction "at current spot metals prices" and that "Due to the time elapsed from the transfer to the smelter and the final settlement with the smelter," you are required to estimate the price your metals will be sold in reporting profitability and cash flow. You further state that "Recorded values are adjusted monthly until final settlement at month-end metals prices and final metal content."
We
note that you have a similar policy for your sales of concentrates and precipitates from the Greens Creek, Lucky Friday and San Sebastian units. Based on these disclosures, tell us how you have considered the applicable guidance for embedded derivative instruments, commonly referred to as provisionally-priced metals contracts in the industry, in paragraph 12 of SFAS 133. Further note that provisionally priced revenue should be measured using the forward rate. Refer to Topic VII of the September 25, 2002 AICPA SEC
Regulations Committee meeting highlights, at the following website address:
http://www.aicpa.org/download/belt/2002_09_25_highlights.pdf.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jennifer Goeken at (202) 824-5287, or in her absence, Jill Davis at (202) 942-1981, if you have questions regarding comments on the financial statements and related matters.
You may contact Roger Baer at (202) 942-2965 if you have questions regarding engineering comments. Please contact me at (202) 942-1870 with any other questions. Direct all correspondence to the following
ZIP code:  20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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Hecla Mining Company
April 14, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE